                                                   1940 Act File No. 811-08103


                      Securities and Exchange Commission
                            Washington, D.C. 20549

                                   Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact name of Trust: NUVEEN UNIT TRUSTS, SERIES 13

B.   Name of Depositor:   JOHN NUVEEN & CO. INCORPORATED

C.   Complete address of Depositor's principal executive offices:

                       333 West Wacker Drive
                       Chicago, Illinois 60606

D.  Name and complete address of agents for service:

                       JOHN NUVEEN & CO. INCORPORATED
                       Attention:  Gifford R. Zimmerman
                       333 West Wacker Drive
                       Chicago, Illinois 60606

                       CHAPMAN AND CUTLER
                       Attention: Eric F. Fess
                       111 West Monroe Street
                       Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

----
:  : immediately upon filing pursuant to paragraph (b)
----
:  : on (date) pursuant to paragraph (b)
----
:  : 60 days after filing pursuant to paragraph (a)
----
:  : on (date) pursuant to paragraph (a) of rule 485 or 486
----

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.


----
: : Check box if it is proposed that this filing will become effective on ---- (date) at (time) pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------

                         Nuveen Unit Trusts, Series 13

                             Cross-Reference Sheet

                    Pursuant to Rule 404(c) of Regulation C
                       under the Securities Act of 1933

                (Form N-8B-2 Items Required by Instruction 1 as
                          to Prospectus on Form S-6)


Form N-8B-2                                      Form S-6
Item Number                                      Heading in Prospectus

          I.  Organization and General Information
 1.  (a)  Name of trust                     )      Prospectus Cover Page
     (b)  Title of securities issued        )

 2.  Name and address of Depositor          )      Information About The Sponsor

 3.  Name and address of Trustee            )      Information About The Sponsor

 4.  Name and address of principal          )      Information About The Sponsor
     Underwriter                            )

 5.  Organization of trust                  )      Nuveen Unit Trusts
                                            )
 6.  Execution and termination of Trust     )      Nuveen Unit Trusts
     Agreement                              )      Information About The Trustee
                                            )      Other Information
                                            )

 7.  Changes of Name                        )

 8.  Fiscal Year                            )

 9.  Litigation                             )

          II.  General Description of the Trust and Securities of the Trust

10.  General information regarding          )      Summary of Portfolios.
      trust's securities                    )      Composition of Trusts
                                            )      Portfolio
                                            )      Distributions To Unitholders
                                            )      Redemption
                                            )      Removal of Securities From
                                            )       The Trusts
                                            )      Information About The Trustee
                                            )      Information About The Sponsor
                                            )      Other Information
                                            )      Tax Status
                                            )


11.  Type of securities comprising units    )      Nuveen Unit Trusts
                                            )      Portfolio
                                            )      Summary Of Portfolios
                                            )      Composition Of Trusts
                                            )      Objectives Of The Trusts

12.  Certain information regarding          )               *
      periodic payment certificates         )
                                            )

13.  (a)  Loan, fees, expenses, etc.        )      Essential Information
                                            )      Public Offering Price
                                            )      Market For Units
                                            )      Evaluation of Securities at
                                            )       the Initial Date Of Deposit
                                            )      Trust Operating Expenses
                                            )      Distributions To Unitholders
                                            )      Summary Of Portfolios
                                            )      Reports To Unitholders
                                            )
                                            )
                                            )
                                            )

     (b)  Certain information regarding     )               *
           periodic payment certificates    )

     (c)  Certain percentages               )      Public Offering Price
                                            )      Market For Units
                                            )      Evaluation of Securities at
                                            )       the Initial Date Of Deposit
                                            )
                                            )
                                            )
                                            )
                                            )

     (d)  Certain other fees, etc.          )      Evaluation of Securities at
           payable by holders               )       the Initial Date Of Deposit
                                            )      Normal Trust Operating
                                            )       Expenses
                                            )      Ownership and Transfer of
                                            )       Units
                                            )

     (e)  Certain profits received by       )      Composition Of Trusts
           depositor, principal             )      Purchase of Units by the
           underwriter, trustee or          )       Sponsor
           affiliated persons               )
                                            )


     (f)  Ratio of annual charges to        )               *
           income                           )


14.  Issuance of trust's securities         )      Summary Of Portfolios
                                            )      Distributions To Unitholders
                                            )      How Certificates Are Issued
                                            )      Redemption
                                            )
15.  Receipt and handling of payments       )                 *
      from purchasers                       )

16.  Acquisition and Disposition of         )      Nuveen Unit Trusts
      Underlying Securities                 )      Summary Of Portfolios
                                            )      Composition Of Trusts
                                            )      Redemption
                                            )      Removal of Securities from
                                            )       the Trusts
                                            )      Other Information
                                            )
                                            )

17.  Withdrawal or redemption               )      Market For Units
                                            )      Redemption
                                            )      Purchase of Units by the Sponsor
                                            )

18.  (a)  Receipt and disposition of        )      Summary Of Portfolios
           income                           )      Distributions to Unitholders
                                            )      Reports to Unitholders
                                            )
                                            )

     (b)  Reinvestment of distributions     )      Accumulation Plan

     (c)  Reserves or special funds         )      Summary Of Portfolios
                                            )      Distributions to Unitholders
                                            )

     (d)  Schedule of distributions         )                 *

19.  Records, accounts and reports          )      Distributions to Unitholders
                                            )      Reports to Unitholders
                                            )

20.  Certain miscellaneous provisions of    )      Information About the Trustee
      Trust Agreement                       )      Information About the Sponsor
                                            )      Other Information


21.  Loans to security holders              )                 *

22.  Limitations on liability               )      Summary of Portfolios
                                            )      Composition of Trusts
                                            )      Information About the Trustee

23.  Bond arrangements                      )                 *



24.  Other material provisions of Trust     )                 *
      Agreement                             )

          III.  Organization, Personnel and Affiliated Persons of Depositor

25.  Organization of Depositor              )      Information About the Sponsor

26.  Fees received by Depositor             )                 *

27.  Business of Depositor                  )      Information About the Sponsor

28.  Certain information as to officials    )                 *
      and affiliated persons of Depositor   )

29.  Voting Securities of Depositor         )      Information About the Sponsor

30.  Persons controlling Depositor          )

31.  Payments by Depositor for certain      )
      services rendered to trust            )

32.  Payments by Depositor for certain      )                 *
      other services rendered to trust      )

33.  Remuneration of employees of           )
      Depositor for certain services        )
      rendered to trust                     )


34.  Remuneration of other persons for      )
      certain services rendered to trust    )

          IV.  Distribution and Redemption of Securities

35.  Distribution of trust's securities     )                 *
      by states                             )

36.  Suspension of sales of trust's         )
      securities                            )

37.  Revocation of authority to distribute  )

38.  (a)  Method of distribution            )

     (b)  Underwriting agreements           )      Distribution of Units to the Public
                                            )
     (c)  Selling agreement                 )

39.  (a)  Organization of principal         )      Information About the Sponsor
           underwriter                      )

     (b)  NASD membership of principal      )
           underwriter                      )

40.  Certain fees received by principal     )                 *
      underwriter                           )

41.  (a)  Business of principal             )
           underwriter                      )

     (b)  Branch offices of principal       )                               *
           underwriter                      )

     (c)  Salesmen of principal             )
           underwriter                      )

42.  Ownership of trust's securities by     )                               *
      certain persons                       )

43.  Certain brokerage commissions          )                               *
      received by principal underwriter     )

44.  (a)  Method of valuation               )     Essential Information
                                            )     Public Offering Price
                                            )     Evaluation of Securities at the Date
                                            )      Of Deposit
                                            )     Trust Operating Expenses
                                            )

     (b)  Schedule as to offering price     )                               *

     (c)  Variation in offering price to    )     Public Offering Price
           certain persons                  )     Evaluation of Securities at the Date
                                            )      Of Deposit
                                            )
                                            )
                                            )

45.  Suspension of redemption rights        )                               *

46.  (a)  Redemption valuation              )     Unit Value And Evaluation
                                            )     Redemption Without Charge
                                            )     Purchase of Units by the Sponsor
                                            )
                                            )
                                            )

     (b)  Schedule as to redemption price   )                               *
                                            )
47.  Maintenance of position in             )     Public Offering Price
      underlying securities                 )     Purchase of Units by the Sponsor
                                            )
                                            )

     V. Information Concerning the Trustee or Custodian

48.  Organization and regulation of         )     Information About the Trustee
      Trustee                               )

49.  Fees and expenses of Trustee           )     Essential Information
                                            )     Trust Operating Expenses

50.  Trustee's lien                         )    Trust Operating Expenses
                                            )    Distributions to Unitholders
                                            )
     VI.  Information Concerning Insurance of Holders of Securities

51.  Insurance of holders of trust's        )                      *
      securities                            )

     VII. Policy of Registrant

52.  (a)  Provisions of trust agreement     )    Trust Operating Expenses
           with respect to selection or     )    Redemption
           elimination of underlying        )    Removal of Securities from the
           securities                       )     Trusts
                                            )


     (b)  Transactions involving            )                      *
           elimination of underlying        )
           securities                       )

     (c)  Policy regarding substitution     )    Summary Of Portfolios
           elimination of underlying or     )    Composition Of Trusts
           securities                       )    Removal of Securities
                                            )


     (d)  Fundamental policy not            )                      *
           otherwise covered                )

53.  Tax status of trust                    )    Tax Status
                                            )
     VIII. Financial and Statistical Information

54.  Trust's securities during last ten     )                      *
      years                                 )

55.                                         )

56.  Certain information regarding          )                      *
      periodic payment certificate          )

57.                                         )

58.                                         )

_______________________
*Inapplicable, omitted, answer negative or not required.

                   Preliminary Prospectus Dated May 5, 1998

                        Nuveen Unit Trusts - Series 13

     The attached Prospectus is hereby used as a preliminary Prospectus for the above-stated Series. Information with respect to the actual trust including pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available. Accordingly, the information contained herein should be considered as being included for informational purposes only.

     A REGISTRATION STATEMENT RELATING TO THE UNITS OF THIS SERIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. SUCH UNITS MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE UNITS IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             Subject to Completion

                               Nuveen Unit Trusts
              Nuveen Real Estate Opportunity Portfolio, June 1998
                        CUSIP ________-dividends in cash
                      CUSIP ________-dividends reinvested

Prospectus Part A Dated June __, 1998

                                    Overview

     The Nuveen Real Estate Opportunity Portfolio, June 1998 (the "Trust") is a unit investment trust consisting of a diversified portfolio of common stocks (the "Securities") issued by publicly traded equity real estate investment trusts ("REITs") selected by John Nuveen & Co. Incorporated ("Nuveen"), the Sponsor of the Trust, with the assistance of XXXXXXX. The
Trust seeks to provide capital appreciation and dividend income. The Trust is scheduled to terminate in approximately ___ years.

     This Part A Prospectus may not be distributed unless accompanied by the Nuveen Real Estate Opportunity Portfolio Prospectus--Part B which is dated June __, 1998. Part B of this Prospectus is attached.

     Units of the Trust are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the FDIC or any other Federal agency and involve investment risk, including the possible loss of principal.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               Table of Contents

                                                                         Page
Overview.................................................................  1
Trust Summary and Financial Highlights...................................  1
Essential Information....................................................  1
Trust Strategies.........................................................  4
   Investment Objective..................................................  4
   How the Trust Selects Investments.....................................  4
   What are REITs?.......................................................  5
Acquisition of Securities................................................  5
Risk Factors.............................................................  6
Securities Selected for the Trust........................................  7
Distributions............................................................  7
   Income and Capital Distributions......................................  7
Investing in the Trust...................................................  7
   Sales Charges.........................................................  7
Sales Charges............................................................  8
   Dealer Concessions....................................................  8
Dealer Concessions.......................................................  8
   Sponsor's Profits.....................................................  9
General Information...................................................... 10
   Optional Features..................................................... 10
   Secondary Market for Units............................................ 10
   Termination........................................................... 10
   The Sponsor........................................................... 11
   XXXXXX................................................................ 11
Schedule of Investments.................................................. 12
Statement of Condition................................................... 13
Report of Independent Public Accountants................................. 13

              Nuveen Real Estate Opportunity Portfolio, June 1998
           Trust Summary and Financial Highlights as of June __, 1998

                             Essential Information

Initial Date of Deposit:                                   June __, 1998
Initial Number of Units:/(1)/                                    _______
Fractional Undivided Interest per Unit:/(1)/                   1/_______

Public Offering Price/(2)/
Aggregate Offering Price of Securities:                          $
Aggregate Offering Price of Securities per Unit:                 $ 10.00
  Sales Charge:/(3)/                                             $  0.00
Initial Public Offering Price per Unit:                          $ 10.00

Mandatory Termination Date
__________, 2002

Estimated Annual Income Distributions/(4)/
Estimated Annual Income Distributions (per Trust) $___________
Initial Number of Units _________
Estimated Annual Income Distributions (per Unit) $___________

                              Expense Information

Sales Charges (Maximum Total 0.00%)/(5)/
                                                                Amount Per
                                                              $1000 Invested
                                                            (As of the Initial
                                                              Date of Deposit)
Maximum Initial Sales Charge Imposed on
 Purchases (as a % of Initial Public
 Offering Price):/(3)/..........................     0.00%           $  0.00
Maximum Sales Charge on Reinvested
 Dividends (as a % of Initial Public Offering
 Price):........................................     0.00%           $  0.00

Estimated Annual Operating Expenses (Per Unit)/(5)/
Trustee's Fee:                                                       $
Estimated Annual Amortization
 of Organizational and Offering Expenses:                            $
[Evaluator's Annual Fee]                                             $
[Supervisor's Annual Fee]                                            $
Total Annual Expenses:                                               $

Estimated Costs Over Time

     The following are the estimated cumulative costs on a $1,000 investment, assuming (as mandated by the Securities and Exchange Commission) a 5% annual return, and reinvestment of all distributions:

          Over 1 Year                                 $
          Over 3 Years                                $
          Over 5 Years                                $
          Over 10 Years                               $

     The examples reflect both the estimated operating expenses and maximum sales charge on an increasing investment (had the net annual return been reinvested in the Trust). The examples should not be considered representations of future expenses or annual rates of return; the actual expenses and annual rates of return may be more or less than those used in the examples.

____________________
Notes to Essential Information and Expense Information:

(1) As of the close of business on the Initial Date of Deposit, the number of Units of the Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Thereupon, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Security listed on a national securities exchange is valued at the last closing sale price.

(3) On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual Securities. No sales to investors will be executed at this price. Additional Units will be created during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern Time, or as of any earlier closing time on which the New York Stock Exchange has scheduled in advance to close at such earlier time. No sales charge will be assessed on Units created on the Initial Date of Deposit. For Units created after the Initial Date of Deposit, the maximum sales charge is _____% of the Public Offering Price per Unit. However, the maximum sales charge will be reduced on a graduated scale in case of quantity purchases. See "Public Offering Price" in Part B of this Prospectus.

(4) Estimated Annual Income Distributions are based on the most recently declared dividends of the Securities. Estimated Annual Income Distributions per Unit are based on the number of Units, the fractional undivided interest in the Securities per Unit and the aggregate value of the Securities per Unit as of the Initial Date of Deposit. Investors should note that the actual amount of income distributed per Unit by the Trust will vary from the estimated amount due to a variety of factors including, changes in the items described in the preceding sentence, expenses and actual dividends declared and paid by the issuers of the Securities.

(5) The Trust (and therefore Unitholders) will bear all or a portion of its organizational and offering costs (but not the expenses incurred in the printing of preliminary and final prospectuses, nor the expenses incurred in the preparation and printing of brochures and other advertising materials or any other selling expenses), as is common for mutual funds. See "Trust Operating Expenses" in Part B of this Prospectus and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all of the costs of establishing such trusts.

                                Trust Strategies

Investment Objective

     The objective of the Trust is to provide capital appreciation and dividend income. There is no assurance that the Trust will achieve its investment objective.

Investment Philosophy

     The Trust consists of a diversified portfolio of common stocks issued by publicly traded equity REITs. The Trust is a non-managed investment vehicle which employs a buy and hold investment strategy. The Trust plans to hold, for approximately ___ years, the stocks selected. At the end of that period, the portfolio will be liquidated. Nuveen intends to create additional Units of this Trust. To do this, Nuveen expects to deposit additional Securities in the Trust or cash (including a letter of credit) with instructions to the Trustee to purchase additional Securities. Such deposit of Securities will be done in a manner that will allow the original proportionate relationship among the Securities to be maintained as closely as practicable.

Investor Suitability

     The Trust is a suitable investment for investors:

     .  Seeking to own a diversified portfolio of REIT common stocks;

     . Seeking attractive capital and dividend growth potential with moderated risk.

     . Seeking the professional research and selection expertise of Nuveen and XXXXXX.

     .  Purchasing the Trust through a tax-deferred vehicle.

     The Trust is not a suitable investment if:

     . You are unwilling to assume the risks inherent in investing in REIT common stocks over a relatively short time horizon and the risks inherent in the stock and real estate markets.

How the Trust Selects Investments

     The Securities included in the Trust's portfolio were selected by [Nuveen's renowned research department] with the assistance of XXXXXX and consist of the common stocks of REITs listed on national securities exchanges. Nuveen believes the Securities have the potential for attractive performance through capital appreciation and dividend income. The Securities were selected for a variety of reasons, including: their growth potential, large size, low debt levels and the experience of their management team. The REITs included in the portfolio own many properties, such as multi-family housing complexes, office buildings, industrial complexes, shopping centers, hotels, health care facilities, self-storage properties and recreational facilities. The Trust will not, however, invest in REITs that are designated as "stapled" or "paired share" REITs. A description of the Securities included in the Trust is set forth below under "Securities Selected for the Trust" and "Schedule of Investments."

What are REITs?

     REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. REITs bear operating expenses that include management fees. REITs are differentiated by the types of real estate properties held and the actual geographic location of properties and fall into two major categories: equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests, while mortgage REITs concentrate on real estate financing, holding their assets primarily in mortgages secured by real estate. As of the initial Date of Deposit, the Trust contains only equity REITs. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities. The success of a REIT is largely dependent on the skills of the REIT manager.

     REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors,
(ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distribute at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

                           Acquisition of Securities

     As of the opening of business on the Initial Date of Deposit, all of the Securities deposited in the Trust were acquired by Nuveen in open market purchases on a national securities exchange.

     During the day on the Initial Date of Deposit, it is expected that additional Securities will be deposited in the Trust by Nuveen. Nuveen will acquire the additional Securities to be deposited in the Trust during the day on the Initial Date of Deposit from XXXXXX, which is acting as sole underwriter to the issuers of the Securities. The acquisition of the Securities to be deposited in the Trust during the day on the Initial Date of Deposit by Nuveen is expected to be effected at prices of up to ___% below the current market value of the Securities due to various factors, including size of the purchase, expectation of holding period and cost of issuance. As a result of Nuveen's ability to purchase these Securities during the day on the Initial Date of Deposit below market value, Nuveen will offer Units of the Trust created on the Initial Date of Deposit with no sales charge. By virtue of buying the Securities at prices below market prices during the day on the Initial Date of Deposit, Nuveen will realize a profit on the deposit of the Securities during the day of the Initial Date of Deposit of up to ___% of the market value of these Securities, less concessions due to dealers and others. XXXXXX, who also acts as a dealer of Units of the Trust, will realize a profit on the sale of the Securities to Nuveen equal to the difference between its acquisition cost of such Securities and the sale price of the Securities to Nuveen (expected to be up to ___% of the market value of the Securities).

     After the Initial Date of Deposit, Securities deposited in the Trust on any subsequent date(s) of deposit will be acquired in open market purchases on a national securities exchange. All of the Securities will be deposited in the Trust based on their market value as of the respective date(s) of deposit.

                                  Risk Factors

     Risk is inherent in all investing. Investing in a unit trust involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in this Trust. Because of these and other risks, you should consider an investment in the Trust to be a part of a longer term investment strategy that will provide the best results when followed over a number of years.

     Market risk: the risk that the market value of a stock may change rapidly and unpredictably, causing a security to be worth less than its original price. The equity markets tend to have periods of generally rising prices and periods of generally falling prices. In addition, the market value of REITs and, as a result, the Units, may be adversely affected by a variety of factors including: changes in the real estate market, vacancy rates, competition, and interest rates, as well as economic recession. Because the Trust is not managed, Securities in the Trust will generally not be sold in response to market fluctuations. Accordingly, an investor in the Trust may be exposed to more market risk than an investor in certain managed investment vehicles.

     Inflation risk: the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Trusts' assets can decline as can the value of the Trusts' distributions.

     See "Risk Factors" in Part B of this Prospectus for an additional discussion of potential risks.


                       Securities Selected for the Trust


                                 Distributions

Income and Capital Distributions

     Cash dividends received by the Trust will be paid each June 30 and December 31 ("Income Distribution Dates") to Unitholders of record each June 15 and December 15 ("Income Record Dates"), respectively. Distributions of funds in the Capital Account, if any, will be made at least annually on December 31 of each year to Unitholders of record on December 15, and in certain circumstances, earlier. Any distribution of income and/or capital will be net of expenses of the Trust. Additionally, upon termination of the Trust, the Trustee will distribute, upon surrender of Units, to each remaining Unitholder his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Distributions To Unitholders" in Part B of this Prospectus. Any Unitholder may elect to have each distribution of income or capital on his Units, other than the final liquidating distribution, automatically reinvested in additional Units of the Trust without a sales charge. See "Distributions to Unitholders" in Part B of this Prospectus.

                             Investing in the Trust

Sales Charges

     No sales charge will be assessed on Units created on the Initial Date of Deposit. For Units created after the Initial Date of Deposit, the maximum sales charge will be _____% of the public offering price. Unitholders that purchase more than 5,000 Units are entitled to reduced sales charges. In addition, certain classes of investors are entitled to purchase Units at reduced sale charges. See "Public Offering Price" in Part B of this Prospectus. Sales charges for larger single transactions are as follows:

                                 Sales Charges

                                           Sales            Percent***
                                          Charge**            of Net
                                                              Amount
     Number of Units*                                        Invested
Less than 5,000.......................          %                  %
5,000 to 9,999........................          %                  %
10,000 to 24,999......................          %                  %
25,000 to 49,999......................          %                  %
50,000 to 99,999......................          %                  %
100,000 or more.......................          %                  %
Wrap Accounts.........................          %                  %
Rollover (per Unit)...................          %                  %

____________________
* Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to the purchaser.

** Based upon a $10.00 Public Offering Price. This will fluctuate based upon the Public Offering Price of the Units at the time of purchase and the date of purchase. The Public Offering Price per Unit is rounded to the nearest cent and accordingly the actual sales charge paid by an investor may be slightly greater or less than the amount reflected.

*** Percent of Net Amount Invested is based on the price as of the Initial Date of Deposit. To the extent Units are priced differently, the Percent of Net Amount Invested will be affected.


 Dealer Concessions

     The Sponsor plans to allow a discount to dealer firms in connection with the distribution of Units. The discounts, based on number of Units sold, are provided below.


                               Dealer Concessions

                                                        $ Discount
                Number of Units*                         per Unit
Less than 5,000..................................               %
5,000 to 9,999...................................
10,000 to 24,999.................................
25,000 to 49,999.................................
50,000 to 99,900.................................
100,000 or more..................................
Wrap Accounts....................................

____________________
* Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to the purchaser.

     Nuveen reserves the right to change the amount of the concession or agency commission from time to time. In addition, Nuveen has adopted a policy whereby concessions or agency commissions paid to dealers or other selling agents will be withheld or reversed if Units are tendered for redemption or sold within 30 days of the Initial Date of Deposit.

Sponsor's Profits

     Nuveen may realize a profit (or sustain a loss) as of the opening of business on the Initial Date of Deposit resulting from the difference between the purchase prices of the Securities and the cost of such Securities to the Trust, which is based on the evaluation of the Securities as of the opening of business on the Initial Date of Deposit. (See Note (2) of "Schedule of Investments.") In addition, Nuveen will receive a gross sales commission on the sale of Units sold after the Initial Date of Deposit equal to ____% of the Public Offering Price of the Units (equivalent to ______% of the net amount invested), less any reduced sales charge as described under "Investing in the Trust--Sales Charges" and "Public Offering Price" in Part B of the Prospectus. See "Distribution of Units to the Public" in Part B of this Prospectus for information regarding the receipt of additional concessions available to dealers. Nuveen may also be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the Evaluator's determination of the aggregate price of the underlying Securities of the Trust) on the subsequent date(s) of deposit and the cost of such Securities to Nuveen. By virtue of buying the Securities at below market prices during the day on the Initial Date of Deposit, Nuveen will realize a profit on the deposit of the Securities on the Initial Date of Deposit of up to ___% of the market value of the Securities less concessions due to dealers and other selling agents. XXXXXX, the underwriter to the issuers of the Securities, who also acts as a dealer of Units of the Trust, will realize a profit on the sale of the Securities to Nuveen equal to the difference between the underwriter's acquisition cost of such Securities and the sale price of the Securities to the Sponsor (expected to be up to ___% of the market value of the Securities). During the initial offering period, dealers and other selling agents also may realize profits or sustain losses as a result of fluctuation after the Initial Date of Deposit in the Public Offering Price received by the dealers and other selling agents upon the sale of Units.

     In maintaining a market for the Units, Nuveen will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a sales charge of _________%) or redeemed. The secondary market Public Offering Price of Units may be greater or less than the cost of such Units to the Sponsor.

                              General Information

Optional Features

Redemptions

     Units may be redeemed on any business day at their current market value. See "Redemption" in Part B of this Prospectus.

Letter of Intent (LOI)

     Investors may use a Letter of Intent to get reduced sales charges on purchases made over a 13-month period (and to take advantage of dollar cost averaging). The minimum LOI investment is $50,000. See "Public Offering Price" in Part B of this Prospectus.

Reinvestment

     Distributions from the Trust can be reinvested with no sales charge into Nuveen mutual or money market funds. Also, income and certain capital distributions from the Trust can be reinvested with no sales charge into additional Units of the Trust. See "Distributions of Unitholders" and "Accumulation Plan" in Part B of this Prospectus. For more information about Nuveen investment products, obtain a prospectus from your financial adviser.

Secondary Market for Units

     Although not obligated to do so, the Sponsor may maintain a market for Units and offer to repurchase the Units at prices based on the aggregate value of the Securities, plus or minus cash, if any, the Capital and Income Accounts of the Trust plus a sales charge as set forth above in "Investing in the Trust--Sales Charge." If a secondary market is not maintained, a Unitholder may still redeem his Units through the Trustee. See "Redemption" in Part B of this Prospectus.

Termination

     Commencing on the Mandatory Termination Date, the Equity Securities will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of the termination to Unitholders which will specify when certificates may be surrendered. Unitholders will receive a cash distribution within a reasonable time after the Trust's termination. See "Distributions to Unitholders" and "Other Information--Termination of Indenture" in Part B of this Prospectus.

The Sponsor

     Since our founding in 1898, John Nuveen & Co. Incorporated has been synonymous with investments that withstand the test of time. Today, we offer a range of equity and fixed-income unit trusts designed to suit the unique circumstances and financial planning needs of mature investors. More than 1.3 million investors have trusted Nuveen to help them maintain the lifestyle they currently enjoy.

XXXXXX

     The prospectus describes in detail the investment objectives, policies and risks of the Trust. We invite you to discuss the contents with your financial adviser, or you may call us at 800-257-8787 for additional information.

              Nuveen Real Estate Opportunity Portfolio, June 1998
                        (Nuveen Unit Trusts, Series 13)
     Schedule of Investments at the Initial Date of Deposit, June ___, 1998

                                                                Percentage
 Number                                                        of Aggregate       Market       Cost of         Current
   of                Name of Issuer of Securities                Offering       Value per     Securities      Dividend
 Shares                   (Ticker Symbol)(1)                      Price           Share      to Trust(2)      Yield(3)
                                                                        %        $             $             $









-------                                                        ------------                  -----------      --------
                                                                   100%
=======                                                        ============                  ===========      ========

____________________
(1) All Securities are represented by regular way contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase the Securities were entered into by the Sponsor on ____________, 1998.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the last sale prices of the listed Securities on the business day preceding the initial Date of Deposit). The valuation of the Securities has been determined by the Trustee. The aggregate underlying value of the Securities on the Initial Date of Deposit was $_______. Cost and gain or (loss) to Sponsor relating to the Securities sold to the Trust were $________ and $________, respectively.

(3) Current Dividend Yield for each Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Security and dividing the result by that Security's closing sale price on the business day prior to the Initial Date of Deposit.

              Nuveen Real Estate Opportunity Portfolio, June 1998
                        (Nuveen Unit Trusts, Series 13)
     Statement of Condition at the Initial Date of Deposit, June ___, 1998


Trust Property
Investment in Equity Securities represented by purchase
  contracts/(1)(2)/...........................................    $
Organizational and offering costs/(3)/
                                                                  ---------
          Total...............................................    $
                                                                  =========

Liabilities and Interest of Unitholders
Liabilities:
  Accrued organizational and offering costs/(3)/..............    $
                                                                  ---------
          Total...............................................    $
                                                                  =========

Interest of Unitholders:
  Unit of fractional undivided interest outstanding (_________)
  Cost of investors/(4)/......................................    $
     Less:  Sales charge/(5)/.................................       (0.00)
                                                                  ----------
  Net amount applicable to investors..........................    $
                                                                  =========
          Total...............................................    $
                                                                  =========

____________________
(1) Aggregate cost of Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Securities pursuant to contracts for the purchase of such Securities.

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational and offering costs which will be deferred and amortized over the first ___ years of the Trust. The estimated organization and offering costs are based upon an estimate that ___________ Units of the Trust will be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Aggregate Public Offering Price computed as set forth under "Public Offering Price" in Part B of this Prospectus.

(5) There is no sales charge on Units purchased on the Initial Date of Deposit. For Units purchased after the Initial Date of Deposit, the aggregate cost to investors includes a maximum sales charge of ___% of the Public Offering Price assuming no reduction of sales charge as set forth above in "Investing in the Trust--Sales Charge" or "Public Offering Price" in Part B of this Prospectus.

                    Report of Independent Public Accountants

     To the Board of Directors of John Nuveen & Co. Incorporated and Unitholders of Nuveen Unit Trusts, Series 13:

     We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Nuveen Unit Trusts, Series 13 (Nuveen Real Estate Opportunity Portfolio, June 1998), as of June ___, 1998.

These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (2) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Nuveen Unit Trusts, Series 13 (Nuveen Real Estate Opportunity Portfolio, June 1998), as of June ___, 1998, in conformity with generally accepted accounting principles.

                                     Arthur Andersen LLP

Chicago, Illinois
June ___, 1998.

                 (This page has been left blank intentionally.)

                             Subject to Completion

                               Nuveen Unit Trusts
             Nuveen Real Estate Opportunity Portfolio Prospectus--
                                     Part B
                                (General Terms)

                                June____, 1998

     This Part B of the Prospectus may not be distributed unless accompanied by Part A. Both Parts of this Prospectus should be retained for future reference.

     Further detail regarding certain of the information provided in the Prospectus may be obtained within five business days of written or telephonic request to the Trustee at 4 New York Plaza, New York, NY 10004-2413 or (800) 257-8787.

     Currently offered at Public Offering Price plus accumulated dividends accrued to the date of settlement. Minimum purchase--either $1,000 or 100 Units ($500 or nearest whole number of Units whose value is less than $500 for Education IRA purchases), whichever is less.

     This Nuveen Unit Trust Series consists of the underling separate unit investment trusts set forth in the respective Part A to this Prospectus. Each Trust initially consists of delivery statements relating to contracts to purchase securities and, thereafter, will consist of a portfolio of common stocks of companies described in the applicable Part A of the Prospectus (see "Schedule of Investments" in Part A of the Prospectus). Except in specific instances as noted in Part A of the Prospectus, the information contained in this Part B shall apply to each Trust in its entirety. For a discussion of the Sponsor's obligations in the event of a failure of any contract for the purchase of any of the Securities and its limited right to substitute other securities to replace any failed contract, see "Composition of Trust."

     Dividend and Capital Distributions. Cash dividends received by the Trust will be paid on those dates set forth under "Distributions" in Part A of the Prospectus. Distributions of funds in the Capital Account will be made as set forth under "Distributions" in Part A of the Prospectus, and in certain circumstances, earlier. See "Distributions to Unitholders."

     The Public Offering Price per Unit of each Trust for Units created on the Initial Date of Deposit is generally equal to a pro rata share of the aggregate underlying value of the Securities in such Trust's portfolio (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities) plus or minus cash, if any, in the Income and Capital Accounts of the Trust, with no sales charge and is rounded to the nearest cent. The Public Offering Price per Unit of each Trust for Units created after the Initial Date of Deposit is generally equal to a pro rata share of the aggregate underlying value of the Securities in the Trust's portfolio (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities) plus or minus cash, if any, in the Income and Capital Accounts, plus a sales charge as set forth in

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Part A of the Prospectus and is rounded to the nearest cent. The Secondary Market Public Offering Price per Unit for each Trust will generally be equal to a pro rata share of the aggregate underlying value of the Securities in such Trust (generally determined by the closing sale prices of the listed Securities and the bid prices of over-the-counter traded Securities) plus a sales charge as set forth in Part A of the Prospectus. A pro rata share of accumulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. The sales charge is reduced on a graduated scale for sales involving at least the number of Units set forth in Part A of this Prospectus.

     A Unitholder May Redeem Units at the office of the Trustee at prices based upon the aggregate underlying value of the Securities (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). The price received upon redemption may be more or less than the amount paid by Unitholders, depending upon the value of the Securities on the date of tender for redemption. (See "Redemption.") The Sponsor, although not required to do so, may make a secondary market for the Units of the Trusts at prices based upon the aggregate underlying value of the Securities in the respective Trust (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). (See "Market for Units.")

                               Table of Contents

                                                                         Page
Nuveen Unit Trusts.....................................................    4
Composition of Trusts..................................................    5
Risk Factors...........................................................    6
Public Offering Price..................................................   10
Market for Units.......................................................   13
Evaluation of Securities at the Initial Date of Deposit................   13
Tax Status.............................................................   14
Retirement Plans.......................................................   19
Trust Operating Expenses...............................................   19
Distributions to Unitholders...........................................   20
Accumulation Plan......................................................   21
Reports to Unitholders.................................................   21
Unit Value and Evaluation..............................................   22
Distributions of Units to the Public...................................   23
Ownership and Transfer of Units........................................   24
Replacement of Lost, Stolen or Destroyed Certificates..................   25
Redemption.............................................................   25
Purchase of Units by the Sponsor.......................................   28
Removal of Securities from the Trusts..................................   28
Information about the Trustee..........................................   29
Limitations on Liabilities of Sponsor and Trustee......................   29
Successor Trustees and Sponsors........................................   29
Information about the Sponsor..........................................   30
Other Information......................................................   31
Legal Opinion..........................................................   32
Auditors...............................................................   32
Supplemental Information...............................................   32

Nuveen Unit Trusts

     This Nuveen Unit Trust is one of a series of separate but similar investment companies created by the Sponsor, each of which is designated by a different Series number. The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding each Trust is set forth in Part A of this Prospectus. The various Nuveen Unit Trusts are collectively referred to herein as the "Trusts." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Initial Date of Deposit (the "Indenture") between John Nuveen & Co. Incorporated ("Nuveen" or the "Sponsor") and The Chase Manhattan Bank (the "Trustee").

     The Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of common stocks of the companies described in the applicable Part A of the Prospectus, together with funds represented by an irrevocably letter of credit issued by a major commercial bank in the amount required for their purchase (or the securities themselves) (the "Securities"). See "Schedule of Investments" in Part A of this Prospectus, for a description of the Securities deposited in Trust. See also, "Trust Strategies" and "Risk Factors" in Part A of the Prospectus.

     The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Trust, and which are offered for sale by this Prospectus. Each Unit of a Trust represents a fractional undivided interest in the Securities deposited in such Trust in the ratio set forth in "Essential Information" in Part A of this Prospectus. Units may only be sold in states in which they are registered. To the extent that any Units of any Trust are redeemed by the Trustee, the aggregate value of the Trust's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Trust will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

     Additional Units of a Trust may be issued from time to time following the Initial Date of Deposit by depositing in such Trust additional Securities (or contracts therefore backed by an irrevocable letter of credit or cash) or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust. As additional Units are issued by a Trust as a result of the deposit of additional Securities or cash by the Sponsor, the aggregate value of the Securities in a Trust will be increased and the fractional undivided interest in such Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities, or cash with instructions to purchase additional Securities, into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, within reasonable parameters, the same original proportionate relationship among the Securities in such Trust established on the Initial Date of Deposit. Thus, although additional Units will be issued, each Unit will continue to represent the same proportionate amount of each Security. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities or cash being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will decrease or increase accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the price of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will try to purchase the Securities as close to the evaluation time or as close to the evaluation price as possible. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until termination of the Trust Agreement.

     The Sponsor may realize a profit (or sustain a loss) as of the opening of business on the Initial Date of Deposit resulting from the difference between the purchase prices of the Securities and the cost of such Securities to the Trust, which is based on the evaluation of the Securities as of the opening of business on the Initial Date of Deposit. (See "Schedule of Investments" in Part A of this Prospectus.) The Sponsor may also be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the Evaluator's determination of the aggregate price of the underlying Securities of the Trust) on the subsequent date(s) of deposit and the cost of such Securities to Nuveen, if applicable.

Composition of Trusts

     Each Trust initially consists of delivery statements relating to contracts to purchase Securities (or of such Securities) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Securities as may continue to be held from time to time (including certain securities deposited in the Trust to create additional Units or in substitution for Securities not delivered to a Trust.)

     Limited Replacement of Certain Securities. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for a Trust under a contract, including those Securities purchased on a when, as and if issued basis ("Failed Securities"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Securities ("Replacement Securities") to make up the original corpus of the Trust within 20 days after delivery of notice of the failed contract and the cost to the Trust may not exceed the amount of funds reserved for the purchase of the Failed Securities.

     If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Securities to all Unitholders of the Trust and the Trustee will distribute the principal attributable to such Failed Securities not more than 120 days after the date on which the Trustee received a notice from the sponsor that a Replacement Security would not be deposited in the Trust. In addition, Unitholders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities with equivalent growth potential at a comparable price.

     The indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Securities in the Trust or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees.

     Sale of Securities. Certain of the Securities may from time to time under certain circumstances be sold. The proceeds from such events will be used to pay for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Trust will retain for any length of time its present size and composition.

     Litigation. To the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect on any of the Trusts. It is possible that after the Initial Date of Deposit, litigation may be initiated with respect to Securities in any Trust. The Sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trusts.

Risk Factors

     An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general conditions of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Securities in the Trust may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

     Holders of common stock incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

     Unitholders will be unable to dispose of any of the Securities in the Trust, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

     The value of the Securities will fluctuate over a life of a Trust and may be more or less than the value at the time they were deposited in such Trust. The Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these Securities, including the impact of the Sponsor's purchase and sale of Securities (especially during the primary offering period of Units of a Trust) and other factors.

     Whether or not the Securities are listed on a securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Securities are limited or absent.

     Real Estate Investment Trusts. An investment in the Trust should be made with an understanding of the risks inherent in an investment in REITs specifically and in real estate generally (in addition to securities market risks). The underlying value of the Securities and the Trust's ability to make distributions to Unitholders may be adversely affected by changes in the national, state and local economic climate and real estate conditions (such as oversupply of or reduced demand for space, changes in market rental rates or declining property values), increasing values and reduced supply of desirable properties for acquisition, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the ability to collect on a timely basis all rents from tenants, tenant defaults, the cost of complying with the Americans with Disabilities Act, rising inflation rates, increased competition from other properties, obsolescence of properties, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skills, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the Trust.

     The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates. Equity REITs are less likely to be affected by interest rate fluctuations than mortgage REITs and the nature of the underlying assets of an equity REIT may be considered more tangible than that of a mortgage REIT. Equity REITs are more likely to be adversely affected by changes in the value of the underlying properties they own, or are acquiring, than mortgage REITs.

     REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary. In an effort to reduce the impact of the risks discussed above, the Sponsor has selected REITs that are diversified among various real estate sectors and geographic locations.

     REITs generally maintain comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

     Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.

     The Clinton Administration's proposed budget for fiscal year 1999 includes four proposals affecting REITs. These proposals, if enacted, would place additional restrictions on the structure of certain REITs, limit a REIT's permissible investments, and effect the taxation of "built-in gains." The Sponsor is unable to predict whether such proposals or future proposals will be enacted or what impact such proposals or future proposals, if any, will have on the Securities included in the Trust.

     Unitholders will be unable to dispose of any of the Securities in the Portfolio, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor.

     XXXXXX has acted as sole underwriter to the issuers of the Securities in the acquisition of the Securities at prices below market value for deposit in the Trust on the Initial Date of Deposit and may acquire the Securities for the Sponsor in open market transactions on subsequent date(s) of deposit and thereby may benefit. XXXXXX, in its general securities business, acts as agent or principal in connection with the purchase and sale of equity securities, including the Securities in the Trust, and may act as a market maker in certain of the Securities. XXXXXX also from time to time may issue reports on and make recommendations relating to equity securities, which may include the Securities, and may provide investment banking services to the issuers of the Securities.

     The criteria for inclusion in the Trust were applied to the Securities immediately prior to the Initial Date of Deposit. Since the Sponsor may deposit additional Securities, the Sponsor may continue to sell Units of the Trust even though the dividend income or the capital appreciation potential of the Securities may have changed and would no longer justify inclusion in the Trust. In addition, the Sponsor will continue to sell Units of the Trust even if XXXXXX changes a recommendation relating to a Security.

     Investors should also note that XXXXXX, in its independent capacity as a broker/dealer and as an investment advisor to individuals, mutual funds, employee benefit plans or other institutions and persons, may distribute information concerning the Securities which comprise the portfolio to various individuals and entities and may, from time to time, recommend to or effect on behalf of such individuals, entities or others, the purchase or sale of one or more of the Securities which are included in the portfolio. This may have an effect on the prices of the Securities which is adverse to the interest of the purchasers of Units of the Trust. Additionally, this may have an impact on the price paid by the Trust for the Securities as well as the price received upon redemption of the Units or upon the termination of the Trust.

     Year 2000 Problem. Like other investment companies, financial and business organizations and individuals around the world, the Trust could be adversely affected if the computer systems used by the Sponsor or Trustee or other service providers to the Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust.

     The Year 2000 Problem is expected to impact corporations and other parties, which may include issuers of the Securities contained in the Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Securities contained in the Trust.

     Legislation. At any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Securities in the Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment, may have a negative impact on certain companies represented in the Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

REIT Market Factors and Historical Index Performance

     Over the five year period ended in 1997, the total market capitalization of REITs grew from approximately $16 billion to nearly $141 billion according to the National Association of Real Estate Investment Trusts ("NAREIT"), which still represents only a portion of the U.S. commercial real estate market. However, according to ________, real estate tends to be under-represented in a typical portfolio - generally making up only 3 to 4% of total invested assets, compared with professional recommendations of up to 15%. Recently, the Real Estate Investment Trust Simplification Act of 1997 was enacted and is generally thought to ease restrictions on REITs to allow for greater efficiency and competitiveness. In addition, the Sponsor believes that a strong economy has the potential to create opportunities in the real estate market. In most of the nation's property markets, demand exceeds prerecession peaks. Record low vacancy rates in suburban office markets cause some observers to believe the suburbs are at full capacity. That may spell opportunity for developers. Historically high lease rate increases--coupled with low costs--should place companies in the industry in a good position for future success. As indicated on the graph provided below, over the period from December 31, 1972 through December 31, 1997, a $10,000 investment in REITs (as measured by the NAREIT Index) would have grown to $_______ while a similar investment in Dow Jones Industrial Average ("DJIA") stocks and the S&P 500 Index would have grown to $_______, and $______, respectively. The average annual total returns of the NAREIT Index for the most recent 1, 3, 5, 10, 20 and 25 years ended December 31, 1997, were 20.3%, 23.3%, 18.3%, 14.2%,
16.0% and 14.3%. The average annual total returns of the S&P 500 Index for the most recent 1, 3, 5, 10, 20 and 25 years ended December 31, 1997, were 33.1%, 30.8%, 20.0%, 17.8%, 16.4% and 12.9%. The average annual total returns of the DJIA for the most recent 1, 3, 5, 10, 20 and 25 years ended December 31, 1997 were __%, __%, __%, __%, __% and __%. Over the last 25 years, REITs have generated attractive returns while tending to experience smaller losses than the S&P 500 Index during significant stock market declines. From ___ to ____, the NAREIT Index demonstrated only __% and __% of the volatility of the S&P 500 Index and DJIA, respectively. In addition, REITs have historically served as valuable protection against inflation and according to xxxxx, have served as a better inflation defense than the S&P 500 Index. The Trust portfolio is much less diversified than the NAREIT Index and will have investment results that differ from these indices.

The following table compares the average annual total returns of the NAREIT Index, S&P 500 Index and the DJIA from December 31, 1972 through December 31, 1997. The average annual total returns and the cumulative total returns of the NAREIT Index, S&P 500 Index and the DJIA over that time period were 15.51% and 2797%, 14.39% and 2152%, and 14.53% and 2215%, respectively.

                    Annual Total Returns

               S&P 500
                Index      NAREIT Index     DJIA
12/31/72
12/31/73       -14.66%       -15.52%      -13.29%
12/31/74       -26.47%       -21.40%      -23.73%
12/31/75        37.20%        19.30%       44.87%
12/31/76        23.84%        47.59%       22.93%
12/31/77        -7.18%        22.42%      -12.84%
12/31/78         6.56%        10.34%        2.81%
12/31/79        18.44%        35.86%       10.68%
12/31/80        32.42%        24.37%       22.13%
12/31/81        -4.91%         6.00%       -3.65%
12/31/82        21.41%        21.60%       27.20%
12/31/83        22.51%        30.64%       26.05%
12/31/84         6.27%        20.93%        1.35%
12/31/85        32.16%        19.10%       33.62%
12/31/86        18.47%        19.16%       27.25%
12/31/87         5.23%        -3.64%        5.55%
12/31/88        16.81%        13.49%       16.21%
12/31/89        31.49%         8.84%       32.24%
12/31/90        -3.17%       -15.35%       -0.54%
12/31/91        30.55%        35.70%       24.25%
12/31/92         7.67%        14.59%        7.40%
12/31/93         9.99%        19.65%       16.97%
12/31/94         1.31%         3.17%        5.02%
12/31/95        37.43%        15.27%       36.94%
12/31/96        23.07%        35.26%       28.91%
12/31/97        33.36%        20.29%       24.91%

The following graph compares growth of a hypothetical $10,000 investment in the NAREIT Index, the S&P 500 Index and the DJIA over the period December 31, 1972 through December 31, 1997.

[GRAPH APPEARS HERE]  25 YEAR RETURN COMPARISON

The graph depicts how a $10,000 investment in the NAREIT Index, S&P 500 Index and the DJIA in 1973, grows to $279,663, $215,209 and $212,683, respectively. The plot points for the graph are provided below.


                          NAREIT
                          Equity         S&P
                          Index        500 Index    DJIA
1973                       8,448        8,534       8,688
1974                       6,640        6,275       6,677
1975                       7,921        8,610       9,642
1976                      11,691       10,663      11,833
1977                      14,313        9,897      10,330
1978                      15,792       10,546      10,607
1979                      21,455       12,490      11,724
1980                      26,683       16,540      14,234
1981                      28,284       15,728      13,750
1982                      34,394       19,095      17,297
1983                      44,931       23,394      21,733
1984                      54,334       24,860      21,967
1985                      64,709       32,854      29,168
1986                      77,106       38,923      37,019
1987                      74,300       40,959      39,247
1988                      84,319       47,843      45,507
1989                      91,775       62,910      59,937
1990                      77,686       60,914      59,592
1991                     105,417       79,523      73,855
1992                     120,797       85,622      79,285
1993                     144,539       94,176      92,558
1994                     149,122       95,407      97,145
1995                     171,888      131,117     132,594
1996                     232,491      161,372     170,485
1997                     279,663      215,209     212,683

     The past performance of the equity REITs set forth above is not representative of the expected performance of the Trust, which contains a significantly less diversified portfolio of REITS. In addition, past performance is not indicative of future results. This illustration does not represent the actual performance of any investment product. These unmanaged indices assume reinvestment of dividends and income but do not include brokerage commissions or other fees. The NAREIT Equity Index, S&P 500 Index and Dow Jones Industrial Average are the property of the National Association of Real Estate
Investment Trusts, Standard & Poor's Corporation and Dow Jones & Company, Inc., respectively, which are not affiliated with the Sponsor and have not participated in any way in the creation of the Trust or the selection of the portfolio, and have not approved any information contained herein. Trust performance will likely differ from past and future NAREIT Index returns because the Portfolio will contain a less diversified portfolio of REITs and is subject to sales charges, fees and expenses. The investment return and principal value of the Portfolio will fluctuate with changes in market conditions. There can be no assurance that the Portfolio will provide a positive return or outperform the indices over its life. The returns for any period may be negative. An investment in equity REITs provides only commercial real estate industry exposure which is characterized by a lack of relative diversification as compared to an investment in all of the common stocks which comprise a stock index.

Public Offering Price

     The Public Offering Price of the Units is based on the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus an initial sales charge equal to the difference between the Maximum Sales Charge as set forth in Part A of the Prospectus per Unit, if applicable, and is rounded to the nearest cent. For Units created on the Initial Date of Deposit no sales charge will apply. See "Unit Value and Evaluation." A pro rata share of accumulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price.

     The sales charge applicable to quantity purchases is reduced on a graduated scale as set forth in Part A of this Prospectus. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Trust in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the graduated scale provided in Part A of this Prospectus, based on the amount of intended aggregate purchases (excluding purchases which are subject only to a deferred sales charge) as expressed in the letter of intent. For purposes of letter of intent calculations units of equity products are valued at $10 per unit. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the sponsor an amount equal to the difference between the amounts paid for these purchases and the amount which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the described Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount.

     For "secondary market" sales the Public Offering Price per Unit of each Trust is determined by adding to the Trustee's determination of the aggregate value of each Security in the Trust (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities) a sales charge as set forth in Part A of this Prospectus. See "Unit Value and Evaluation." The secondary market sales charge is reduced with respect to quantity purchases in such amounts set forth in Part A of this Prospectus.

     Pursuant to the terms of the Indenture, the Trustee may terminate a Trust if the net asset value of such Trust, as shown by any evaluation, is less than 20% of the total value of the Securities deposited in the Trust during the primary offering period of the Trust.

     At all times while Units are being offered for sale, the Sponsor will appraise or cause to be appraised daily the value of the underlying Securities in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "Exchange") is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal ("Evaluation Time"). Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend will be held until the next determination of price.

     The graduated sales charges set forth in the table provided in Part A of this Prospectus will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of this Series will be aggregated with concurrent purchases of any other Series or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of individuals and their spouses, parents, children, grandchildren, grandparents, parents-in-law, sons- and daughters-in-law, siblings, a sibling's spouse and a spouse's siblings ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. Units may be purchased at the Public Offering Price without a sales charge by officers or directors and by bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., The John Nuveen Company, including in each case these individuals and their immediate family members (as defined above).

     Units may be purchased with a reduced sales charge as described for "wrap accounts" under "Sales Charge" in Part A of the Prospectus by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as defined above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates (collectively, the "Discounted Purchases"). Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

     Whether or not Units are being offered for sale, the Sponsor will determine or cause to be determined the aggregate value of each Trust as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "Unit Value and Evaluation.")

Market for Units

     During the initial public offering period, the Sponsor intends to offer to purchase Units of each Trust at a price based upon the pro rata share per Unit of the aggregate underlying value of the Securities in such Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Securities). Afterward, although it is not obligated to do so, the Sponsor may maintain a secondary market for Units of each Trust at its own expense and continuously to offer to purchase Units of each Trust at prices, subject to change at any time, which are based upon the aggregate underlying value of the Securities in a Trust (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). Unitholders who wish to dispose of their Units should inquire of the Trustee or their broker as to the current Redemption Price. In connection with its secondary market making activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will generally purchase Units from the broker or dealer at the Redemption Price (as defined in "Redemption") and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.

     In maintaining a market for the Units, the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold or redeemed. The secondary market Public Offering Price of Units may be greater or less than the cost of such Units to the Sponsor.

     Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates, properly endorsed for transfer. (See "Redemption.")

Evaluation of Securities at the Initial Date of Deposit

     The prices at which the Securities deposited in the Trusts would have been offered to the public on the business day prior to the Initial Date of Deposit were determined by the Trustee.

     The amount by which the Trustee's determination of the aggregate value of the Securities deposited in the Trusts was greater or less than the cost of such Securities to the Sponsor was profit or loss to the Sponsor. (See Part A of this Prospectus.) The Sponsor also may realize further profit or sustain further loss as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Trust, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

Tax Status

     The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unitholders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in a Trust. For purposes of the following discussion and opinions, it is assumed that each Security is considered a share in a REIT for Federal income tax purposes.

     In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

          1. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata portion of income derived from each Trust asset when such income is considered to be received by the Trust.

     2. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in-kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his or her Units) in order to determine his or her tax basis for his or her pro rata portion of each Security held by the Trust. Unitholders should consult their own tax advisors with regard to the calculation of basis. For Federal income tax purposes, a Unitholder's pro rata portion of dividends (other than capital gains dividends of a REIT, as described below), as defined by Section 316 of the Code, paid by a corporation with respect to a Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his or her Units. The issuers of the Securities intend to qualify under special Federal income tax rules as "real estate investment trusts" (each a "REIT," shares of such issuers held by the Trust shall be referred to collectively as the "REIT Shares"). Because Unitholders are deemed to directly own a pro rata portion of the REIT Shares as discussed above, Unitholders are advised to consult their tax advisers for information relating to the tax consequences of owning the REIT Shares. Provided an issuer qualifies as a REIT, certain distributions by such issuers on the REIT Shares may qualify as "capital gain dividends," taxable to shareholders (and, accordingly, to the Unitholders as owners of a pro rata portion of the REIT Shares) as long-term capital gains, regardless of how long a shareholders has owned such shares. In addition, distributions of income or capital gains declared on REIT Shares in October, November or December will be deemed to have been paid to shareholders (and, accordingly, to Unitholders as owners of a pro rata portion of the REIT Shares) on December 31 of the year they are declared, even when paid by a REIT during the following January and received by shareholders or Unitholders in such following year.

     3. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) Unitholders should consult their tax advisors regarding the recognition of such capital gains and losses for Federal income tax purposes as special rules described below apply to a Unitholder's pro rata portion of REIT Shares.

     Dividends Received Deduction. Dividends received on the Securities (as long as such Securities qualify as REIT shares) are not eligible for the corporate dividends received deduction.

     Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him or her. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholder's may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

     Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit. However, any loss realized by a Unitholder with respect to the disposition of his or her pro rata portion of the REIT Shares, to the extend such Unitholder has owned his or her Units for less than six months or the Trust has held the REIT Shares for less than six months, will be treated as long-term capital loss to the extent of such Unitholder's pro rata portion of any capital gain dividends received (or deemed to have been received) with respect to the REIT Shares. For taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of a Unit. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

     In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

     If the Unitholder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust including his or her pro rata portion of all the Securities represented by the Unit.

     The Taxpayer Relief Act of 1997 (the "1997 Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisors with regard to any such constructive sales rules.

     Special Tax Consequences of In-Kind Distributions Upon Redemption of Units, Termination of a Trust and Investment in a New Trust. As discussed in "Redemption" and "Other information -- Termination of Indenture," under certain circumstances a Unitholder who owns at least 2,500 Units of a Trust may request an In-Kind Distribution upon the redemption of Units or the termination of such Trust. The Unitholder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Distributions to Unitholders." As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution upon the redemption of Units or the termination of a Trust will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

     The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his or her tax basis in such fractional share of a Security held by the Trust.

     Because the Trust will own many Securities, a Unitholder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

     Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his or her Units will generally equal the price paid by such Unitholder for his or her Units. The cost of the Units is allocated among the Securities held by the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date his Units are purchased in order to determine such Unitholder's tax basis for his or her pro rata portion of each Security.

     A Unitholder's tax basis in his or her Units and his or her pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.

     General. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

     In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Trust.

     It should be noted that payments to the Trust of dividends on Equity Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their own tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States purposes with respect to such taxes. The 1997 Act imposes a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

     At the termination of the Trust, the Trustee will furnish to each Unitholder a statement containing information relating to the dividends received by the Trust on the

Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security) and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and the Internal Revenue Service.

     Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Retirement Plans."

     The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholder") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit in the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.

     In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders thereof.

Retirement Plans

     Units of the Trusts may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

Trust Operating Expenses

     No annual advisory fee is charged to the Trusts by the Sponsor. Estimated annual Trust expenses are as set forth in Part A of this Prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Trust. The estimated expenses do not include the brokerage commissions payable by the Trust in purchasing and selling Securities.

     The Trustee receives for ordinary recurring services an annual fee for each Trust as set forth in "Expense Information" appearing in Part A of this Prospectus. The Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions) and may be further adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Trusts. The Trustee has the use of funds, if any, being held in the Income and Capital Accounts of each Trust for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Trusts is expected to result from such use of these funds.

     All or a portion of the expenses incurred in establishing the Trusts, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee, and any other non-material out-of-pocket expenses, will be amortized and paid by the Trust. The following are additional expenses of the Trusts and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Trust or Trusts to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Securities or any part of the Trusts (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses including counsel fees (including fees of counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) and losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The Trustee is empowered to sell Securities in order to pay these amounts if funds are not otherwise available in the applicable Income and Capital Accounts.

Distributions to Unitholders

     The Trustee will distribute any net income received with respect to any of the Securities in a Trust on or about the Income Distribution Dates to Unitholders of record on the preceding Income Record Date. See "Distributions" in Part A of this Prospectus. Persons who purchase Units will commence receiving distributions only after such person becomes a Record Owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. Proceeds received on the sale of any Securities in a Trust, to the extent not used to meet redemptions of Units or pay expenses will, however, be distributed on the last day of each month if the amount available for distribution equals at least $1.00 per 100 Units ("Capital Distribution Dates") to Unitholders of record on the fifteenth day of each applicable month ("Capital Record Dates") and December 31 of each year to Unitholders of record on December 15. The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). A Unitholder's pro rata portion of the Capital Account, less expenses, will be distributed as part of the final liquidation distribution.

     Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, a Unitholder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

     Within a reasonable time after a Trust is terminated each Unitholder will, upon surrender of his Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Securities, unless he or she elects an In-Kind Distribution as described under "Redemption" and (ii) a pro rata share of any other assets of such Trust, less expenses of such Trust.

     The Trustee will credit to the Income Account of a Trust any dividends received on the Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of the Trust.

     The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any and any governmental charges payable out of such Trust.

     Distribution Reinvestment. Any Unitholder may elect to have each distribution of income on his Units, other than the final liquidating distribution in connection with the termination of a Trust, automatically reinvested in additional Units of such Trust. Each person who purchases Units of a Trust may elect to participate in the reinvestment option by notifying the Trustee in writing of their election. Reinvestment may not be available in all states. Notification to the Trustee must be received within 10 days prior to the Record Date for such distributions. Each subsequent distribution of income and/or capital, as selected by the Unitholder will be automatically applied by the Trustee to purchase additional Units of a Trust. No sales charge will be assessed on Units acquired pursuant to reinvestment. It should be remembered that even if distributions are reinvested, they are still treated as distributions for income tax purposes.

Accumulation Plan

     The Sponsor is also the principal underwriter of several open-end mutual funds (the "Accumulation Funds") into which Unitholders may choose to reinvest Trust distributions. Unitholders may elect to reinvest income and capital distributions automatically, without any sales charge. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. Further information concerning the Accumulation Plan and a list of Accumulation Funds is set forth in the Information Supplement of this Prospectus, which may be obtained by contacting the Trustee at the phone number listed on the back cover of this Prospectus.

     Participants may at any time, by so notifying the Trustee in writing elect to change the Accumulation Fund into which their distributions are being reinvested, to change from capital only reinvestment to reinvestment of both capital and income or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. Such notice will be effective as of the next Record Date occurring at least 10 days after the Trustee's receipt of the notice. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

Reports to Unitholders

     The Trustee shall furnish Unitholders of a Trust in connection with each distribution, a statement of the amount of income, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case a dollar amount representing the pro rata share of each Unit of a Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Trust, a statement with respect to such Trust (1) a summary of transactions in the Trust for such year; (2) any Security sold during the year and the Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

     In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Sponsor.

Unit Value and Evaluation

     The value of the Trust is determined by the Trustee on the basis of (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities not applied to the purchase of such Securities; (2) the aggregate value of the Securities held in the Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Securities in the Trust next computed; (3) dividends receivable on the Securities trading ex-dividend as of the date of computation; (4) amounts representing organizational expenses paid from the Trust less amounts representing accrued organizational expenses of the Trust; and (5) all other assets of the Trust; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges and amounts due the Sponsor or Trustee for indemnification or extraordinary expenses payable out of such Trust for which no deductions had been made for the purpose of additions to the Reserve Account; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of the Trust, including, but not limited to, unpaid fees and expenses of the Trustee (including legal fees) and the Sponsor; (4) cash held for distribution to Unitholders of record of the Trust or for redemption of tendered Units as of the business day prior to the evaluation being made; and (5) other liabilities incurred by the Trust. The result of such computation is divided by the number of Units of such Trust outstanding as of the date thereof and rounded to the nearest cent to determine the per Unit value ("Unit Value") of such Trust. The Trustee may determine the aggregate value of the Securities in the Trust in the following manner: if the Securities are listed on a securities exchange of the NASDAQ National Market System, this evaluation is generally based on the closing sale price on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on a securities exchange, the evaluation shall generally be based on the current bid prices on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities,
(b) by appraising the value of the Securities on the bid side of the market or
(c) by any combination of the above.

Distributions of Units to the Public

     Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of the Trusts for sale under the laws of substantially all of the states of the United States of America.

     Promptly following the deposit of Securities in exchange for Units of the Trusts, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to tune as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $1,000 or 100 Units ($500 or nearest whole number of Units whose value is less than $500 for Education IRA purchases), whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

     The Sponsor plans to allow a discount to brokers and dealers in connection with the distribution of Units. The amounts of such discounts are set forth in Part A of this Prospectus.

     The Sponsor may maintain a secondary market for Units of each Trust. See "Market for Units."

     The Sponsor reserves the right to change the amount of the dealer concessions set forth in Part A of this Prospectus from time to time.

     At the discretion of the Sponsor, volume incentives can be earned as a marketing allowance by dealer firms who reach cumulative firm sales or sales arrangement levels of a specified number of Units of an individual Trust during the primary offering period as set forth in the table below. For firms that meet the necessary volume level for a Trust, volume incentives may be given on all trades involving that Trust originated from or by that firm during the primary offering period.

Primary Market Volume Incentives

        Per Trust Sales Level During                       Volume Incentive
        the Primary Offering Period                            Per Unit
     500,000 but less than 1,000,000 Units                      $0.005
     1,000,000 but less than 2,000,000 Units                    $0.010
     2,000,000 Units or more                                    $0.020

     Only sales through the Sponsor qualifying for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

     Registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, and bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, are not entitled to receive any dealer concession for any sales made to investors which qualified as "Discounted Purchases" during the primary or secondary market. (See "Public Offering Price.")

     Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts shown in the above table. The Glass-Steagall Act prohibits banks from underwriting Trust Units; the Act does, however, permit certain agency transactions and banking regulators have not indicated that these particular agency transactions are not permitted under the Act. In Texas and in certain other states, any bank making Units available must be registered as a broker-dealer under state law.

Ownership and Transfer of Units

     The ownership of Units is evidenced by registered Certificates unless the Unitholder expressly requests that ownership be evidenced by a book entry position recorded on the books and records of the Trustee. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholder will receive a Book Entry Position Confirmation reflecting their ownership.

     Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, at its address listed on the back cover of this Part B of the Prospectus, properly endorsed or accompanied by a written instrument or instruments of transfer. The Certificate(s) should be sent registered or certified mail for the protection of the Unitholders. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate(s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

Replacement of Lost, Stolen or Destroyed Certificates

     To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This indemnification must be in the form of an Open Penalty Bond of Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Trust as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.

Redemption

     Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at its address listed on the back cover of this Part B of the Prospectus (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or provide satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and (3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "Ownership and Transfer of Units.") No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholders. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.

     On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Trust determined by the Trustee, as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter ("Redemption Price"). The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities on the date of tender. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

     The "date of tender" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that as regards a redemption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

     Any Unitholder tendering 2,500 Units or more for redemption may request by written notice submitted at the time of tender from the Trustee, in lieu of a cash redemption, a distribution of shares of Securities in an amount and value of Securities per Unit equal to the Redemption Price Per Unit, as determined as of the evaluation next following tender. In-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising a portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled. The Trustee may adjust the number of shares of any issue of Securities included in a Unitholder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described below.

     Under regulations issued by the Internal Revenue Service, the Trustee may be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "Distributions to Unitholders." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

     Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account.

     The Trustee is empowered to sell Securities of the Trusts in order to make funds available for redemption. To the extent that Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

     The Redemption Price per Unit during the secondary market will be determined on the basis of the aggregate underlying value of the Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The Redemption Price per Unit is equal to the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities not applied to the purchase of such Securities; (2) the aggregate underlying value of the Securities held in such Trust, as determined by the Trustee on the basis of the evaluation next computed; and (3) dividends receivable on the Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of such Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of such Trust, including but not limited to fees and expenses of the Trustee (including legal fees), and supervisory fees, if any; (4) cash held for distribution to Unitholders of record of such Trust or for redemption of tendered Units as of the business day prior to the evaluation being made; and (5) other liabilities incurred by such Trust; and finally dividing the results of such computation by the number of Units of such Trust outstanding as of the date thereof.

     The aggregate value of the Securities for purposes of the Redemption Price during the secondary market and the Secondary Market Public Offering Price will be determined in the following manner: if the Securities are listed on a securities exchange or the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on a securities exchange, the evaluation shall generally be based on the current bid prices on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or (c) by any combination of the above.

     The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Purchase of Units by the Sponsor

     The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "Redemption.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

Removal of Securities from the Trusts

     The portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a

Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Security, that the issuer of the Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Security declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Securities would be detrimental to a Trust. Except as stated under "Composition of Trusts" for Failed Securities, the acquisition by a Trust of any securities or other property other than the Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or properties, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor. Proceeds from the sale of Securities by the Trustee are credited to the Capital Account of a Trust for distribution to Unitholders or to meet redemptions.

     The Trustee may also sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

     The Sponsor, in designating Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Securities. To the extent this is not practicable, the composition and diversity of the Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold.

Information about the Trustee

     The Trustee and its address are stated on the back cover of this Part B of the Prospectus. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

Limitations on Liabilities of Sponsor and Trustee

     The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the

Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

     The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Successor Trustees and Sponsors

     The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

     If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

     If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Trusts.

Information about the Sponsor

     Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

     A value investing approach -- purchasing securities of strong companies and communities that represent good long-term value -- is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for consistent, attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of a century of investment experience, including one of the most recognized research departments in the industry.

     To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products -- including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products.

     Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("St. Paul"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal offices located in Chicago (333 West Wacker Drive). Nuveen maintains eight regional offices.

     To help advisers and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.

Other Information

Amendment of Indenture

     The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders, provided, however, that the Indenture may not be amended, without the consent of 100% of the Unitholders, to permit the deposit or acquisition of securities either in addition to, or in substitution for any of the Securities initially deposited in any Trust except as stated in "Composition of Trusts" regarding the creation of additional Units and the limited right of substitution of Replacement Securities and except for the substitution of refunding securities under certain circumstances. The Trustee shall advise the Unitholders of any amendment requiring the consent of Unitholders, or upon request of the Sponsor, promptly after execution thereof

Termination of Indenture

     The Trust may be liquidated at any time by an instrument executed by the Sponsor and consented to by 66-2/3% of the Units of the Trust then outstanding. The Trust may also be liquidated by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the total value of the Securities deposited in the Trust as of the conclusion of the primary offering period and may be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor. The sale of Securities from the Trust upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount of Securities originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Security held thereunder, but in no event shall it continue beyond the Mandatory Termination Date set forth under "Essential Information" in Part A of this Prospectus.

     Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of any termination of a Trust specifying the time or times at which Unitholders may surrender their certificates for cancellation shall be given by the Trustee to each Unitholder at his address appearing on the registration books of such Trust maintained by the Trustee. Unitholders not electing a distribution of shares of Securities will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of a Trust any accrued costs, expenses, advances or indemnities provided by the Indenture, including estimated compensation of the Trustee and costs of liquidation and amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinion

     The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee with respect to the Series.

Auditors

     The "Statement of Condition" and "Schedule of Investment" at Initial Date of Deposit included in Part A of this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of this Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

Supplemental Information

     Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Trust, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of this Prospectus. This supplement includes additional general information about the Sponsor and the Trusts.

                (This page has been left blank intentionally.)

                              Nuveen Unit Trusts

                   Nuveen Real Estate Opportunity Portfolio
                             Prospectus -- Part B


                                 June __, 1998

Sponsor                                           John Nuveen & Co. Incorporated
                                                  333 West Wacker Drive
                                                  Chicago, IL  60606-1286

Trustee                                           The Chase Manhattan Bank
                                                  4 New York Plaza
                                                  New York, NY  10004-2413
                                                  Telephone:  800-257-8787

Legal Counsel to Sponsor                          Chapman and Cutler
                                                  111 West Monroe Street
                                                  Chicago, IL  60603

Independent Public Accountants for the Trust      Arthur Andersen LLP
                                                  33 West Monroe Street
                                                  Chicago, IL  60603

     Except as to statements made herein furnished by the Trustee, the Trustee has assumed no responsibility for the accuracy, adequacy and completeness of the information contained in this Prospectus.

     When Units of the Trusts are no longer available, or for investors who will reinvest into subsequent series of the Trusts, this Prospectus may be used as a preliminary prospectus for a future series; in which case investors should note the following:

     Information contained herein is subject to amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

     The Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

     This Prospectus does not contain all of the information set forth in the registration statement and exhibits relating thereto, filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933, and to which reference is made.

     No person is authorized to give any information or to make representations not contained in this Prospectus or in supplemental information or sales literature prepared by the Sponsor, and any information or representation not contained therein must not be relied upon as having been authorized by either the Trusts, the Trustee or the Sponsor. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any State to any Person to whom it is not lawful to make such offer in such state. The Trusts are registered as Unit Investment Trusts under the Investment Company Act of 1940, as amended. Such registration does not imply that the Trusts or any of their Units have been guaranteed, sponsored, recommended or approved by the United States or any State or agency or officer thereof.

                              Nuveen Unit Trusts
              Nuveen Real Estate Opportunity Portfolio Prospectus
                                 June __, 1998
                   Nuveen Unit Trusts Information Supplement

                         Nuveen Unit Trusts, Series 13

     The Information Supplement provides additional information concerning the structure and operations of a Nuveen Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in Part B of the Prospectus. This Information Supplement has been created to supplement information contained in the Prospectus.

     This Information Supplement is dated June __, 1998. Capitalized terms have been defined in the Prospectus.

                               Table of Contents

Accumulation Plan

Information About the Sponsor

Historical Performance of Asset Classes and Balanced Portfolios

Accumulation Plan

     The Sponsor, John Nuveen & Co. Incorporated, is also the principal underwriter of the Accumulation Funds listed in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. Unitholders may reinvest both interest and capital distributions or capital distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is a wholly-owned subsidiary of the Sponsor. Unitholders should contact their financial adviser or the Sponsor to determine which of the Accumulation Funds they may reinvest into, as reinvestment in certain of the Accumulation Funds may be restricted to residents of a particular state or states. Unitholders may obtain a prospectus for each Accumulation Fund through their financial adviser or through the Sponsor at (800) 321-7227. For a more detailed description, Unitholders should read the prospectus of the Accumulation Fund in which they are interested.

     The following is a complete list of the Accumulation Funds currently available, as of the Date of Deposit of this Prospectus, to Unitholders under the Accumulation Plan. The list of available Accumulation Funds is subject to change without the consent of any of the Unitholders.

Accumulation Funds

Mutual Funds

Nuveen Flagship Municipal Trust

     Nuveen Municipal Bond Fund
     Nuveen Insurer Municipal Bond Fund
     Nuveen Flagship All-American Municipal Bond Fund
     Nuveen Flagship Limited Term Municipal Bond Fund
     Nuveen Flagship Intermediate Municipal Bond Fund

Nuveen Flagship Multistate Trust I

     Nuveen Flagship Arizona Municipal Bond Fund
     Nuveen Flagship Colorado Municipal Bond Fund
     Nuveen Flagship Florida Municipal Bond Fund
     Nuveen Flagship Florida Intermediate Municipal Bond Fund
     Nuveen Maryland Municipal Bond Fund
     Nuveen Flagship New Mexico Municipal Bond Fund

     Nuveen Flagship Pennsylvania Municipal Bond Fund
     Nuveen Flagship Virginia Municipal Bond Fund

Nuveen Flagship Multistate Trust II

     Nuveen California Municipal Bond Fund
     Nuveen California Insured Municipal Bond Fund
     Nuveen Flagship Connecticut Municipal Bond Fund
     Nuveen Massachusetts Municipal Bond Fund
     Nuveen Massachusetts Insured Municipal Bond Fund
     Nuveen Flagship New Jersey Municipal Bond Fund
     Nuveen Flagship New Jersey Intermediate Municipal Bond Fund
     Nuveen Flagship New York Municipal Bond Fund
     Nuveen New York Insured Municipal Bond Fund

Nuveen Flagship Multistate Trust III

     Nuveen Flagship Alabama Municipal Bond Fund
     Nuveen Flagship Georgia Municipal Bond Fund
     Nuveen Flagship Louisiana Municipal Bond Fund
     Nuveen Flagship North Carolina Municipal Bond Fund
     Nuveen Flagship South Carolina Municipal Bond Fund
     Nuveen Flagship Tennessee Municipal Bond Fund

Nuveen Flagship Multistate Trust IV

     Nuveen Flagship Kansas Municipal Bond Fund
     Nuveen Flagship Kentucky Municipal Bond Fund
     Nuveen Flagship Kentucky Limited Term Municipal Bond Fund
     Nuveen Flagship Michigan Municipal Bond Fund
     Nuveen Flagship Missouri Municipal Bond Fund
     Nuveen Flagship Ohio Municipal Bond Fund
     Nuveen Flagship Wisconsin Municipal Bond Fund

Flagship Utility Income Fund

     Nuveen Growth and Income Stock Fund
     Nuveen Balanced Stock and Bond Fund
     Nuveen Balanced Municipal and Stock Fund
     Nuveen Rittenhouse Growth Fund

Money Market Funds

     Nuveen California Tax-Free Money Market Fund
     Nuveen Massachusetts Tax-Free Money Market Fund

     Nuveen New York Tax-Free Money Market Fund
     Nuveen Tax-Free Reserves, Inc.
     Nuveen Tax-Exempt Money Market Fund, Inc.

     Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may elect any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is nominally open ("BUSINESS DAY") if the distribution date is not a business day, automatically be received by the transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

     The Transfer Agent of the Accumulation Fund will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust dividend distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of capital used to purchase shares of an Accumulation Fund will be separately confirmed by the Transfer Agent. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

     Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from capital only reinvestment to reinvestment of both capital and dividends or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

                         Information about the Sponsor

     Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for mature investors whose portfolio is the principal source of their ongoing financial security. More than 1.3 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

     A value investing approach--purchasing securities of strong companies and communities that represent good long-term value--is the cornerstone of Nuveen's investment philosophy. It is a careful, long-term strategy that offers the potential for consistent, attractive returns with moderated risk. Successful value investing begins with in-depth research and a discerning eye for marketplace opportunity. Nuveen's team of investment professionals is backed by the discipline, resources and expertise of a century of investment experience, including one of the most recognized research departments in the industry.

     To meet the unique circumstances and financial planning needs of mature investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, unit trusts, exchange-traded funds, customized asset management services and cash management products.

     The Sponsor is also principal underwriter of the registered open-end investment companies set forth herein under "Accumulation Plan" as well as for the Golden Rainbow A James Advised Mutual Fund, and acted as co-managing underwriter of Nuveen Municipal Value Fund, Inc., Nuveen California Municipal Value Fund, Inc., Nuveen New York Municipal Value Fund, Inc., Nuveen Municipal Income Fund, Inc., Nuveen Premium Income Municipal Fund, Inc., Nuveen Performance Plus Municipal Fund, Inc., Nuveen California Performance Plus Municipal Fund, Inc., Nuveen New York Performance Plus Municipal Fund, Inc., Nuveen Municipal Advantage Fund, Inc., Nuveen Municipal Market Opportunity Fund, Inc. Nuveen California Municipal Market Opportunity Fund, Inc., Nuveen Investment Quality Municipal Fund, Inc., Nuveen California Investment Quality Municipal Fund, Inc., Nuveen New York Investment Quality Municipal Fund, Inc., Nuveen Insured Quality Municipal Fund, Inc., Nuveen Florida Investment Quality Municipal Fund, Nuveen Pennsylvania Investment Quality Municipal Fund, Nuveen New Jersey Investment Quality Municipal Fund, Inc., and the Nuveen Select Quality Municipal Fund, Inc., Nuveen California Select Quality Municipal Fund, Inc., Nuveen New York Select Quality Municipal Fund, Inc., Nuveen Quality Income Municipal Fund, Inc., Nuveen Insured Municipal Opportunity Fund, Inc., Nuveen Florida Quality Income Municipal Fund, Nuveen Michigan Quality Income Municipal Fund, Inc., Nuveen Ohio Quality Income Municipal Fund, Inc., Nuveen Texas Quality Income Municipal Fund, Nuveen California Quality Income Municipal Fund, Inc., Nuveen New York Quality Income Municipal Fund, Inc., Nuveen Premier Municipal Income Fund, Inc., Nuveen Premier Insured Municipal Income Fund, Inc., Nuveen Select Tax-Free Income Portfolio, Nuveen Select Tax-Free Income
Portfolio 2, Nuveen Insured California Select Tax-Free Income Portfolio, Nuveen Insured New York Select Tax-Free Income Portfolio, Nuveen Premium Income Municipal Fund 2, Inc., Nuveen Select Tax-Free Income Portfolio 3, Nuveen Select Maturities Municipal Fund, Nuveen Insured California Premium Income Municipal Fund, Inc., Nuveen Arizona Premium Income Municipal Fund, Inc., Nuveen Insured Florida Premium Income Municipal Fund, Nuveen Michigan Premium Income Municipal Fund, Inc., Nuveen New Jersey Premium Income Municipal Fund, Inc., Nuveen Insured New York Premium Income Municipal Fund, Inc., Nuveen Premium Income Municipal Fund 4, Inc., Nuveen Pennsylvania Premium Income Municipal Fund 2, Nuveen Maryland Premium Income Municipal Fund, Nuveen Virginia Premium Income Municipal Fund, Nuveen Massachusetts Premium Income Municipal Fund, Nuveen Insured California Premium Income Municipal Fund 2, Inc., Nuveen Washington Premium Income Municipal Fund, Nuveen Georgia Premium Income Municipal Fund, Nuveen Missouri Premium Income Municipal Fund, Nuveen Connecticut Premium Income Municipal Fund, Nuveen North Carolina Premium Income Municipal Fund, Nuveen California Premium Income Municipal Fund, Nuveen

Insured Premium Income Municipal Fund 2, all registered closed-end management investment companies. These registered open-end and closed-end investment companies currently have approximately $35 billion in securities under management. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St.Paul Companies, Inc. ("St. Paul"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive). Nuveen maintains 8 regional offices.

     To help advisers and investors better understand and more efficiently use an investment in the Trust to reach their investment goals, the Trust's sponsor, John Nuveen & Co. Incorporated, may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trust's sponsor may produce software or additional sales literature to promote the advantages of using the Trust to meet these and other specific investor needs.

     The Sponsor offers a program of advertising support to registered broker-dealer firms, banks and bank affiliates ("Firms") that sell Trust Units or shares of Nuveen Open-End Mutual Funds (excluding money-market funds) ("Funds"). Under this program, the Sponsor will pay or reimburse the Firm for up to one half of specified media costs incurred in the placement of advertisements which jointly feature the Firm and the Nuveen Funds and Trusts. Reimbursements to the Firm will be based on the number of the Firm's registered representatives who have sold Fund Shares and/or Trust Units during the prior calendar year according to an established schedule. Reimbursements under this program will be made by the Sponsor and not by the Funds or Trusts.

Historical Performance of Asset Classes and Balanced Portfolios

     Nuveen has examined the historical performance of various balanced portfolios, combining stocks with either real estate investment trusts
("REITs") or corporate bonds. The risk return tradeoff for various allocations were derived by tracking the performance of hypothetical portfolios over the 1978-1997 period. All investment income produced by the portfolio is reinvested, along with the proceeds from an assumed 20% annualized turnover rate. The allocation between the two assets were allowed to roam within a 5% band around its target before rebalancing. The effect of taxes was not considered. All portfolios were liquidated at period end. The asset class returns were represented by the following indices:

REITS           - National Association of Real Estate Investment Trusts Index
                  ("NAREIT Index")
Corporate Bonds - Lehman Brothers Long Corporate Index
S&P 500 Stocks  - Ibbotson Associates Large Company Stock Index

     The average annual returns for these various balanced portfolios for the 1978-1997 period were as follows:

               Equity
              Portion         REIT       Corporate
               Mixes         Mixes         Mixes
               100%          16.64%        16.64%
                80           16.64         15.70
                60           16.48         14.43
                40           16.38         13.23
                20           16.26         11.98
                 0           16.02         10.63

     A $100,000 investment in these balanced portfolios for the 1978-1997 period would have provided the following results:

               Equity
              Portion        REIT      Corporate
               Mixes        Mixes        Mixes
               100%       2,173,502    2,173,502
                80        2,174,061    1,848,804
                60        2,114,859    1,481,768
                40        2,076,863    1,200,376
                20        2,035,899      961,520
                 0        1,952,842      754,696

     The risk level of these various balanced portfolios has been evaluated by measuring the variability of the investment returns, as indicated by the standard deviation of the investments' monthly returns over a specified measuring period. An investment with a higher standard deviation of monthly returns would indicate that the investment had greater prior variability, and therefore greater risk, than an investment with lower standard deviation. The standard deviations of the returns for these balanced portfolios for the 1978-1997 period were as follows:

               Equity
              Portion         REIT       Corporate
               Mixes         Mixes         Mixes
               100%          14.68%       14.68%
                80           13.44%       12.76%
                60           12.55%       11.03%
                40           12.10%        9.88%
                20           12.15%        9.42%
                 0           12.70%        9.92%

                                    [Graph]

               Balanced Portfolio Mixes (12/31/1977-12/31/1997)

     The graph indicates the annual returns and annualized standard deviations of the REIT and stock balanced portfolios as they compare to corporate bond and stock portfolios using the performance results provided above. The REIT-stock portfolios generally had higher returns with higher standard deviations than comparable mixes of corporate-stock portfolios.

                             [Plot Points to come]

     Over the 1978-1997 time period, balanced portfolios combining REITs and equities provided superior returns and higher levels of risk (measured by variability of periodic returns) than corporate blends, under the assumptions described above. Corporate bonds are debt securities that make periodic interest payments and have known maturity dates. However, corporate bonds may be called prior to maturity. Corporate bonds are subject to the individual credit risk of the issuer and the general interest rate risk of lower securities prices due to rising interest rates. Stocks generally provide both the highest returns and the greatest risks. Past performance is not indicative of future results.

                        Asset Class Performance Summary

     The following charts provide the performance histories of various asset classes over several time periods and are based on the annualized returns of the indices described above. These performance results were utilized in the preparation of the balanced portfolio analysis provided above. Past performance is not indicative of future results.

ASSET CLASS SUMMARY

Asset Class Performance - 1978-1997

                                      S&P 500         REITs       CORPORATES
Return                                  16.64%         16.02%        10.63%
Standard Deviation                      14.68%         12.70%         9.92%
Portfolio Value                     $2,173,502     $1,952,842      $754,906


Asset Class Performance - 1978-1987

                                      S&P 500         REITs       CORPORATES
Return                                  15.26%         17.90%        10.22%
Standard Deviation                      16.95%         14.01%        12.42%
Portfolio Value                       $413,709       $518,953      $264,688


Asset Class Performance - 1988-1997

                                      S&P 500         REITs       CORPORATES
Return                                  18.04%         14.17%        11.04%
Standard Deviation                      12.05%         11.27%         6.57%
Portfolio Value                       $525,370       $376,304      $285,127


Asset Class Performance - 1992-1997

                                      S&P 500         REITs       CORPORATES
Return                                  20.24%         18.27%         9.70%
Standard Deviation                      10.67%         11.37%         7.24%
Portfolio Value                       $251,344       $231,429      $158,834

     The following tables reflect the degree to which the returns of the various asset classes, as represented by the indices described above, correlate:

CORRELATIONS BETWEEN THE ASSET CLASSES

Correlations - 1978-1997

                            Corporates       REITS       Stocks
Corporates                   1.0000
REITS                        0.2684          1.0000
Stocks                       0.3893          0.5980      1.0000

Correlations - 1978-1987

                            Corporates       REITS       Stocks
Corporates                    1.000
REITS                         0.250           1.000
Stocks                        0.327           0.670       1.000

Correlations - 1988-1997

                            Corporates       REITS       Stocks
Corporates                    1.000
REITS                         0.341           1.000
Stocks                        0.579           0.478       1.000

STATEMENT OF DIFFERENCES BETWEEN ELECTRONIC FILING AND PRINTED DOCUMENT.

     Pursuant to Rule 499(c) (7) under the Securities Act of 1933, Registrant hereby identifies those differences in the foregoing document between the electronic format in which it is filed and the printed form in which it will be circulated:

     (1) The printed and distributed prospectus may be paged differently because the printed document may contain a different amount of information on each page from that contained in the electronic transmission.

     (2) In the printed document, footnote symbols may include a "dagger" or multiple "dagger". The "dagger" symbol is represented as # in the electronic document.

     (3) The printed and distributed prospectus will not contain the preliminary prospectus legend included at the beginning of the first prospectus page.

                      Contents of Registration Statement

A.   Bonding Arrangements of Depositor:

          The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

          Insurer/Policy No.                              Amount
          Reliance Insurance Company
          B 262 6895                                   $26,000,000

B.   This Registration Statement comprises the following papers and documents:

                               The facing sheet

                                The Prospectus

                                The signatures

                              Consents of Counsel

                            The following exhibits:

1.1(a) Copy of Standard Terms and Conditions of Trust for Nuveen Unit Trusts, Series 4 and certain subsequent series, effective May 29, 1997 between John Nuveen & Co. Incorporated, Depositor and The Chase Manhattan Bank, Trustee and Evaluator (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-25225] filed on behalf of Nuveen Unit Trusts, Series 4).

1.1(b)  Trust Indenture and Agreement (to be supplied by amendment).

1.2/*/ Copy of Certificate of Incorporation, as amended, of John Nuveen & Co. Incorporated, Depositor.

1.3/**/ Copy of amendment of Certificate of Incorporation changing name of Depositor to John Nuveen & Co. Incorporated.

2.1 Copy of Certificate of Ownership (Included in Exhibit 1.1(a), and incorporated herein by reference).

--------------------
/*/ Incorporated by reference to Form N-8B-2 (File No. 811-1547) filed on behalf of Nuveen Tax-Free Unit Trust, Series 16.

/**/ Incorporated by reference to Form N-8B-2 (File No. 811-2198) filed on behalf of Nuveen Tax-Free Unit Trust, Series 37.

3.1 Opinion of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion of counsel as to New York income tax status of securities being registered (to be supplied by amendment).

3.4 Opinion of counsel as to advancement of funds by Trustee (to be supplied by amendment).

4.2    Consent of The Chase Manhattan Bank (to be supplied by amendment).

4.4    Consent of Arthur Andersen LLP (to be supplied by amendment).

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Exhibit E to Form N-8B-2 [File No. 811-08103] filed on March 20, 1997 on behalf of Nuveen Unit Trusts, Series 1 and subsequent Series).

C.   Explanatory Note

     This Registration Statement may contain multiple separate prospectuses. Each prospectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement. Each prospectus will be identical with the exception of the respective Part A which will contain the financial information specific to such underlying unit investment trust.

D.   Undertakings

     1. With the exception of the information included in the appendices to the Information Supplement, which will vary depending upon the make-up of a Fund or updated to reflect current events, any amendment to a Fund's Information Supplement will be subject to the review of the staff of the Securities and Exchange Commission prior to distribution; and

     2. The Information Supplement to the Trust will not include third party financial information.

                                  Signatures
                                  ----------

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuvee Unit Trusts, Series 13 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 5th day of May, 1998.


                                       NUVEEN UNIT TRUSTS, SERIES 13
                                               (Registrant)

                                       By JOHN NUVEEN & CO. INCORPORATED
                                                   (Depositor)



                                       By /s/        H. William Stabenow
                                         --------------------------------------
                                                     Vice President



                                       Attest /s/        Karen L. Healy
                                             ----------------------------------
                                                    Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

   Signature                      Title*                            Date
   ---------                      ------                            ----

Timothy R. Schwertfeger    Chairman, Board of Directors )
                           Chief Executive Officer      )
                           and Director                 )
                                                        )
                                                        )
Anthony T. Dean            President, Chief Operating   )
                           Officer and Director         )
                                                        )
                                                        )
John P. Amboian            Chief Financial Officer and  )    /s/Larry W. Martin
                           Executive Vice President     )      Larry W. Martin
                                                        )    Attorney-in-Fact**
                                                        )
O. Walter Renfftlen        Vice President and           )       May 5, 1998
                           Controller (Principal        )
                           Accounting Officer)          )
                                                        )
                                                        )

-----

* The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

**The powers of attorney for Messrs. Amboian, Renfftlen, Dean and Schwertfeger were filed as Exhibit 6 to Form N-8B-2 (File No.E811-08103).

                   Consent of Independent Public Accountants

The consent of Arthur Andersen LLP to the use of its report and to the reference to such firm in the Prospectus included in this Registration Statement will be filed as Exhibit 4.4 to the Registration Statement.

                         Consent of Chapman and Cutler

The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinions to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                      Consent of The Chase Manhattan Bank

The consent of The Chase Manhattan Bank to the use of its name in the Prospectus included in this Registration Statement will be filed as Exhibit 4.2 to the Registration Statement.

                     Consent of Carter, Ledyard & Milburn

The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in this Registration Statement will be filed as Exhibit 3.3 to the Registration Statement.


                                      S-5